EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	2011	2010		2011	2010
	(Amounts in millions)
Excluding Interest on Deposits
Income (loss) before income taxes	$182	$(305)		$288	$(1,027)
Fixed charges excluding preferred stock dividends and accretion	110	139		337	446

Income (loss) for computation excluding interest on deposits	292	(166)		625	(581)

Interest expense excluding interest on deposits	94	123		288	395
One-third of rent expense	16	16		49	51
Preferred stock dividends and accretion	54	54		160	171

Fixed charges including preferred stock dividends and accretion	164	193		497	617

Ratio of earnings to fixed charges, excluding interest on deposits	1.78x	(0.86	)x	1.26x	(0.94	)x

Including Interest on Deposits
Income (loss) before income taxes	$182	$(305)		$288	$(1,027)
Fixed charges excluding preferred stock dividends and accretion	222	306		714	1,049

Income for computation including interest on deposits	404	1		1,002	22

Interest expense including interest on deposits	206	290		665	998
One-third of rent expense	16	16		49	51
Preferred stock dividends and accretion	54	54		160	171

Fixed charges including preferred stock dividends and accretion	276	360		874	1,220

Ratio of earnings to fixed charges, including interest on deposits	1.46x	0.00x		1.15x	0.02x